UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Stealth BioTherapeutics Corp

(Name of Issuer)

Ordinary Shares, par value $0.0003 per share

(Title of Class of Securities)

85788D100

(CUSIP Number)

Gregg L. Katz

Joshua M. Zachariah

Sean M. Donahue

Goodwin Procter LLP

100 Northern Avenue
Boston, MA 02210
617.570.1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 85788D100	Page 2 of 16

(1)	Names of Reporting Persons Morningside Venture (I) Investments Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 740,265,268(1)(2)(3)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 740,265,268(1)(2)(3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 740,265,268(1)(2)(3)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 66.8%(4)

(14)	Type of Reporting Person (See Instructions) CO

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into American Depositary Shares (“ADSs”) on a twelve-for-one basis.

(2) Includes 514,672,111 Ordinary Shares, including Ordinary Shares represented by ADSs, held directly by MVIL (as defined below).

(3) Includes the right by MVIL to acquire (i) 224,993,157 Ordinary Shares upon the exercise of warrants and (ii) 600,000 Ordinary Shares upon the exercise of an option to purchase Ordinary Shares.

(4) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2022.

CUSIP No. 85788D100	Page 3 of 16

(1)	Names of Reporting Persons Frances Anne Elizabeth Richard

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 741,652,468(1)(2)(3)(4)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 741,652,468(1)(2)(3)(4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 741,652,468(1)(2)(3)(4)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 66.9%(5)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Includes 514,672,111 Ordinary Shares, including Ordinary Shares represented by ADSs, held directly by MVIL (as defined below). Ms. Richard shares voting and dispositive power with respect to the securities held by MVIL as a result of her position as a director.

(3) Includes the right by MVIL to acquire (i) 224,993,157 Ordinary Shares upon the exercise of warrants and (ii) 600,000 Ordinary Shares upon the exercise of an option to purchase Ordinary Shares. Ms. Richard shares voting and dispositive power with respect to the securities held by MVIL as a result of her position as a director.

(4) Includes 1,387,200 Ordinary Shares representing 115,600 ADSs held directly by GCAL (as defined below). Ms. Richard shares voting and dispositive power with respect to the securities held by GCAL as a result of her position as a director.

(5) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022

CUSIP No. 85788D100	Page 4 of 16

(1)	Names of Reporting Persons Jill Marie Franklin

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 741,652,468(1)(2)(3)(4)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 741,652,468(1)(2)(3)(4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 741,652,468(1)(2)(3)(4)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 66.9%(5)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Includes 514,672,111 Ordinary Shares, including Ordinary Shares represented by ADSs, held directly by MVIL (as defined below). Ms. Franklin shares voting and dispositive power with respect to the securities held by MVIL as a result of her position as a director.

(3) Includes the right by MVIL to acquire (i) 224,993,157 Ordinary Shares upon the exercise of warrants and (ii) 600,000 Ordinary Shares upon the exercise of an option to purchase Ordinary Shares. Ms. Franklin shares voting and dispositive power with respect to the securities held by MVIL as a result of her position as a director.

(4) Includes 1,387,200 Ordinary Shares representing 115,600 ADSs held directly by GCAL (as defined below). Ms. Franklin shares voting and dispositive power with respect to the securities held by GCAL as a result of her position as a director.

(5) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022.

CUSIP No. 85788D100	Page 5 of 16

(1)	Names of Reporting Persons Peter Stuart Allenby Edwards

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 740,265,268(1)(2)(3)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 740,265,268(1)(2)(3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 740,265,268(1)(2)(3)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 66.8%(4)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Includes 514,672,111 Ordinary Shares, including Ordinary Shares represented by ADSs, held directly by MVIL (as defined below). Mr. Edwards shares voting and dispositive power with respect to the securities held by MVIL as a result of his position as a director.

(3) Includes the right by MVIL to acquire (i) 224,993,157 Ordinary Shares upon the exercise of warrants and (ii) 600,000 Ordinary Shares upon the exercise of an option to purchase Ordinary Shares. Mr. Edwards shares voting and dispositive power with respect to the securities held by MVIL as a result of his position as a director.

(4) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022.

CUSIP No. 85788D100	Page 6 of 16

(1)	Names of Reporting Persons Cheung Ka Ho

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 740,265,268(1)(2)(3)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 740,265,268(1)(2)(3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 740,265,268(1)(2)(3)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 66.8%(4)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Includes 514,672,111 Ordinary Shares, including Ordinary Shares represented by ADSs, held directly by MVIL (as defined below). Mr. Cheung shares voting and dispositive power with respect to the securities held by MVIL as a result of his position as a director.

(3) Includes the right by MVIL to acquire (i) 224,993,157 Ordinary Shares upon the exercise of warrants and (ii) 600,000 Ordinary Shares upon the exercise of an option to purchase Ordinary Shares. Mr. Cheung shares voting and dispositive power with respect to the securities held by MVIL as a result of his position as a director.

(4) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022.

CUSIP No. 85788D100	Page 7 of 16

(1)	Names of Reporting Persons Equal Talent Investments Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 19,533,720(1)(2)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 19,533,720(1)(2)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,533,720(1)(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 2.2%(3)

(14)	Type of Reporting Person (See Instructions) CO

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Represents 19,533,720 Ordinary Shares representing 1,627,810 ADSs held directly by ETIL (as defined below).

(3) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022.

CUSIP No. 85788D100	Page 8 of 16

(1)	Names of Reporting Persons Season Pioneer Investments Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 39,066,276(1)(2)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 39,066,276(1)(2)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 39,066,276(1)(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 4.4%(3)

(14)	Type of Reporting Person (See Instructions) CO

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Represents 39,066,276 Ordinary Shares representing 3,255,523 ADSs held directly by SPIL (as defined below).

(3) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022.

CUSIP No. 85788D100	Page 9 of 16

(1)	Names of Reporting Persons Suk Ying Pauli Ng

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 58,599,996(1)(2)(3)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 58,599,996(1)(2)(3)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 58,599,996(1)(2)(3)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.6%(4)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Includes 19,533,720 Ordinary Shares representing 1,627,810 ADSs held directly by ETIL (as defined below). Ms. Ng has sole voting and dispositive power with respect to the securities held by ETIL as a result of her position as a director.

(3) Includes 39,066,276 Ordinary Shares representing 3,255,523 ADSs held directly by SPIL (as defined below). Ms. Ng has sole voting and dispositive power with respect to the securities held by SPIL as a result of her position as a director.

(4) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022.

CUSIP No. 85788D100	Page 10 of 16

(1)	Names of Reporting Persons Golwyn Capital Appreciation Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,387,200(1)(2)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,387,200(1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,387,200(1)(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.2%(3)

(14)	Type of Reporting Person (See Instructions) CO

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Represents 1,387,200 Ordinary Shares representing 115,600 ADSs held directly by GCAL (as defined below).

(3) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022.

CUSIP No. 85788D100	Page 11 of 16

Item 1. Security and Issuer.

This Amendment No. 8 (“Amendment No. 8”) amends the Schedule 13D filed with the SEC on February 28, 2019 (the “Original Schedule 13D”), which Original Schedule 13D was amended by Amendment No. 1 to the Original Schedule 13D filed on March 22, 2019 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on May 24, 2019 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on April 16, 2020 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on November 9, 2020 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed on February 17, 2021 (“Amendment No. 5), Amendment No. 6 to the Original Schedule 13D filed on November 22, 2021 (“Amendment No. 6”) and Amendment No. 7 to the Original Schedule 13D filed on December 10, 2021 (“Amendment No. 7”) and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 (the “Amended Schedule 13D”), and relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership of the ordinary shares, par value $0.0003 per share (the “Ordinary Shares”), of Stealth BioTherapeutics Corp, a Cayman Islands company (the “Issuer”), which conducts its operations in the United States through Stealth BioTherapeutics, Inc., a Delaware corporation (“Stealth Delaware”). The address of the principal executive office of Stealth Delaware is 140 Kendrick Street, Needham, MA 02494. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as otherwise described herein, the information contained in the Amended Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment No. 8 shall have the respective meanings set forth with respect thereto in the Amended Schedule 13D.

Item 2. Identity and Background.

No changes, except as set forth below.

(a) This statement is filed by:

(i)	Morningside Venture (I) Investments Limited, a British Virgin Islands exempted company (“MVIL”), with respect to the Ordinary Shares directly and beneficially owned by it;
(ii)	Frances Anne Elizabeth Richard, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director with MVIL and as a director with Golwyn Capital Appreciation Limited, a British Virgin Islands exempted company (“GCAL”);
(iii)	Jill Marie Franklin, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director with MVIL and as a director with GCAL;
(iv)	Peter Stuart Allenby Edwards, with respect to the Ordinary Shares beneficially owned by him as a result of his position as a director with MVIL;
(v)	Cheung Ka Ho, with respect to the Ordinary Shares beneficially owned by him as a result of his position as a director with MVIL;
(vi)	Equal Talent Investments Limited, a British Virgin Islands exempted company (“ETIL”), with respect to the Ordinary Shares beneficially owned by it;
(vii)	Season Pioneer Investments Limited, a British Virgin Islands exempted company (“SPIL”), with respect to the Ordinary Shares beneficially owned by it;
(viii)	Suk Ying Pauli Ng, with respect to the Ordinary Shares beneficially owned by her as a result of her positions as a director with ETIL and as a director with SPIL; and
(ix)	GCAL, with respect to the Ordinary Shares directly and beneficially owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Frances Anne Elizabeth Richard, Jill Marie Franklin, Peter Stuart Allenby Edwards and Cheung Ka Ho, are the directors of MVIL and share voting and dispositive power with respect to the securities held by MVIL. Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Cheung each disclaim beneficial ownership of the securities owned directly by MVIL. MVIL disclaims beneficial ownership of the securities owned directly by ETIL, SPIL and GCAL. MVIL is ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.

CUSIP No. 85788D100	Page 12 of 16

Suk Ying Pauli Ng is the sole director of ETIL and has sole voting and dispositive power with respect to the securities held by ETIL. Ms. Ng disclaims beneficial ownership of the securities owned directly by ETIL. ETIL disclaims beneficial ownership of the securities owned directly by MVIL, SPIL and GCAL. ETIL is ultimately wholly beneficially owned by a trust over which Peter Stuart Allenby Edwards has sole authority to remove the trustee.

Suk Ying Pauli Ng is the sole director of SPIL and has sole voting and dispositive power with respect to the securities held by SPIL. Ms. Ng disclaims beneficial ownership of the securities owned directly by SPIL. SPIL disclaims beneficial ownership of the securities owned directly by MVIL, ETIL and GCAL. SPIL is ultimately wholly beneficially owned by a trust over which Peter Stuart Allenby Edwards has sole authority to remove the trustee.

Frances Anne Elizabeth Richard and Jill Marie Franklin are the directors of GCAL and share voting and dispositive power with respect to the securities held by GCAL. Ms. Richard and Ms. Franklin each disclaim beneficial ownership of the securities owned directly by GCAL. GCAL disclaims beneficial ownership of the securities owned directly by MVIL, ETIL and SPIL. GCAL is ultimately wholly beneficially owned by a trust over which Makim Ma and Adriel Chan share authority to remove the trustee.

(b)  The business address of each of the Reporting Persons is:

(i) With respect to MVIL, Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Cheung:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(ii) With respect to ETIL and Ms. Ng:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

CUSIP No. 85788D100	Page 13 of 16

(iii) With respect to SPIL and Ms. Ng:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(iv) With respect to GCAL, Ms. Richard and Ms. Franklin:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(c) The present principal business of MVIL, Ms. Richard, Ms. Franklin, Mr. Edwards, Mr. Cheung, ETIL, SPIL, Ms. Ng and GCAL is the venture capital and private equity investment business.

(d) No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship of the Reporting Persons is as set forth below:

MVIL	British Virgin Islands
Ms. Richard	United Kingdom
Ms. Franklin	United Kingdom
Mr. Edwards	United Kingdom
Mr. Cheung	Hong Kong
ETIL	British Virgin Islands
SPIL	British Virgin Islands
Ms. Ng	Hong Kong
GCAL	British Virgin Islands

Item 3. Source and Amount of Funds or Other Consideration.

No changes, except as set forth below.

CUSIP No. 85788D100	Page 14 of 16

On December 31, 2021, GCAL purchased a total of 115,600 ADSs, representing 1,387,200 Ordinary Shares, for US$0.8491 per Ordinary Share, for an aggregate purchase price of US$1,177,871.52. All such shares were acquired with working capital.

On April 10, 2022, MVIL entered into an ordinary share purchase agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Issuer issued and sold to MVIL 95,712,096 Ordinary Shares for US$0.05224 per Ordinary Share and a warrant to purchase up to 63,169,980 Ordinary Shares at an exercise price per Ordinary Share equal to US$0.05224 (the “Morningside Warrant”), representing an aggregate purchase price of $5.0 million. The foregoing descriptions of the Purchase Agreement and the Morningside Warrant are not complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the form of Morningside Warrant, copies of which are filed herewith as Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated by reference herein.

Item 4. Purpose of Transaction.

No changes, except as set forth below.

On June 24, 2022 (the “Proposal Date”), MVIL and J. Wood Capital Advisors LLC (“J. Wood Capital” and together with MVIL, the “Buyer Group”) submitted a joint preliminary non-binding proposal (the “Proposal”) to the Board of Directors of the Issuer to acquire all outstanding Ordinary Shares, including Ordinary Shares represented by ADSs, of the Issuer that are not already beneficially owned by MVIL in a going private transaction (the “Proposed Transaction”).

In the Proposal, the Buyer Group proposed to acquire all of the outstanding Ordinary Shares and ADSs of the Issuer, other than those beneficially owned by MVIL, at a purchase price of US$0.026 per Ordinary Share and US$0.313 per ADS (each representing 12 Ordinary Shares) in cash, representing a premium of approximately 11.7% to the closing trading price of the ADSs on the Proposal Date, and a premium of 20% to the 30 trading day average closing price. The Buyer Group intends to finance the Proposed Transaction with cash on hand, and will not require debt financing to consummate the Proposed Transaction.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Issuer and the Buyer Group. Neither the Issuer nor the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Issuer’s Ordinary Shares and ADSs would become eligible for termination of registration pursuant to the Act, including Section 12(g)(4) thereof, and would be delisted from the Nasdaq Global Market.

The description of the Proposal in this Amendment No. 8 is qualified in its entirety by reference to the Proposal, a copy of which is filed herewith as Exhibit 99.5, and incorporated by reference herein.

Other than as described above in this Item 4, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In connection with the Proposal, the Reporting Persons may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions.

CUSIP No. 85788D100	Page 15 of 16

Item 5. Interest in Securities of the Issuer.

No changes, except as set forth below.

(a)-(b)      The information contained on the cover pages to this Amendment No. 8 is incorporated herein by reference.  The aggregate percentage of Ordinary Shares reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 882,582,802 of the Issuer’s Ordinary Shares outstanding. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In computing the percentage ownership of the Reporting Persons, we have included, if applicable, Ordinary Shares that the Reporting Persons have the right to acquire within 60 days after the date of this filing.

Except as disclosed in this Amendment No. 8, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares. Except as disclosed in this Amendment No. 8, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)	The information set forth in Item 3 is incorporated by reference herein.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes, except as set forth below.

The information set forth in Item 3 is incorporated by reference herein.

The description of the principal terms of the Proposal under Item 4 is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

No changes except as described below.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement
99.2	[Reserved]
99.3	Ordinary Share Purchase Agreement dated as of April 10, 2022 by and between Stealth BioTherapeutics Corp and Morningside Venture (I) Investments Limited (incorporated by reference from a Form 6-K filed by the Issuer on April 11, 2022)
99.4	Form of Morningside Warrant (incorporated by reference from a Form 6-K filed by the Issuer on April 11, 2022)
99.5	Proposal dated June 24, 2022 (incorporated by reference from a Form 6-K filed by the Issuer on June 27, 2022).

CUSIP No. 85788D100	Page 16 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: June 27, 2022

For and on behalf of

MORNINGSIDE VENTURE (I) INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director
/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard
/s/ Jill Marie Franklin
Jill Marie Franklin
/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards
/s/ Cheung Ka Ho
Cheung Ka Ho

For and on behalf of
EQUAL TALENT INVESTMENTS LIMITED

By:	/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng, Director
/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng

For and on behalf of
SEASON PIONEER INVESTMENTS LIMITED

By:	/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng, Director
/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng

For and on behalf of
GOLWYN CAPITAL APPRECIATION LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director
/s/ Jill Marie Franklin
Jill Marie Franklin